FIRST FEDERAL SAVINGS BANK

                              OF BRUNSWICK, GEORGIA



                                November 12, 1996



Mr. Frank Gentry
NationsBank

RE:  First  Federal   Savings  Bank  of   Brunswick,   Georgia  v.  C&S/  Sovran
     Corporation. The Citizens & Southern Corporation, Citizens & Southern Georgia Corporation, and The Citizens & Southern NationalBank Superior Court of Glynn County: Civil Action File No. 91-01709

Dear Mr. Gentry:

As you and I discussed last Monday, this letter sets forth the terms approved by First Federal's Board of Directors to implement the Court's Order of October 15, 1996 and consummate this transaction.

As a result of discussion over the last week, we understand that NationsBank has agreed that the correct number of shares to be awarded under the Court's Order is 1,282,093.

In addition to these shares, the Court awarded shares for the dividend differential from June 19, 1991 through the closing of this transaction. (Order, pp. 9-10). Assuming a closing prior to the record date for NationsBank's second quarter dividend, and further assuming that First Federal and NationsBank pay only their normal and regular dividends between now and then, i.e., no special dividends are paid, the parties have agreed that the dividend differential is $7,544,653. These calculations are shown on the accompanying page marked Exhibit "A".

Additionally, the Court authorized First Federal to pay additional amounts to its attorneys equal to $250,000 (Order, p. 20), and the difference between an hourly billing rate of $175 per hour and $200 per hour (Order, p.20). This latter amount equals $213,350. (8,534 hours X $25 = $213,350).

First Federal's Board has approved and authorized the allocation of the foregoing items as follows:
1. As a result of the allocations set forth below, First Federal shareholders will receive .80 shares of NationsBank stock for each share of First Federal. Once all First Federal options are exercised, there will be 1,530,250 shares of First Federal stock which will be



     777 Gloucester Street (bullet) Brunswick, Georgia 31520-1706 (bullet)

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     Reply to: Post Office Box 1877 [bullet] Brunswick, Georgia 31521-1877

Mr. Frank Gentry
November 12, 1996
Page 2


converted into 1,224,200 shares of NationsBank stock. That leaves 57,893 shares from beginning total of 1,282,093.

2. First Federal's four management contracts will be extended and will be paid in the total amount of $1,260,371 at closing to Ben Slade, John Rogers, Jim Gash and Bob Sams. The breakdown of the amounts for each individual is shown on the attached Exhibit "B"

3. First Federal's attorneys will be paid at closing this $6,284,282 plus the $213,350 and the $250,000 discussed above. These sums total $6,747,632. In addition, they will be paid the market value of 57,893 shares of NationsBank stock. This value will be determined using the 20-day average described in (paragraph mark) 1.8 of the agreement. The total of this value and $6,747,632 will be paid at closing for attorney fees. For example, if the 20-day average for NationsBank is $95, the shares would be worth $5,499,835 and the total paid would be $12,247,467.


This payment, except as otherwise set forth herein, shall include and satisfy all of the First Federal's obligations to Whelchel Brown Readdick & Bumgartner, including the letter agreement of April 22, 1994, and it shall include and satisfy all of the obligations of First Federal to McAlpin & Henson, including the letter agreement of September 27, 1991.

Based on the above, the exchange ratio for First Federal shareholders as previously stated will be .80 shares of NationsBank for each share of First Federal.

In accordance with the Court's order, our litigation counsel may incur additional fees up to $5,000 for services which might be rendered subsequent to the submission of the merger offer by NationsBank and which may be paid directly by First Federal.

Additionally, in the event of any stock splits or stock dividends First Federal reserves the right to seek an adjustment of the exchange ratio and the value of those shares allocated for attorney fees.

Further, usual and ordinary closing costs are reflected in the original Merger Agreement and including legal, accounting, and investment banking services, will be paid by First Federal without penalty or offset to its shareholders.

Please advise us of NationsBank's acceptance of these terms.

                                                   Sincerely yours,

                                                  /s/ John J. Rogers

                                                   John J. Rogers
                                                   Senior Vice President